Exhibit 99.1

UP Fintech Holding Limited Selects KPMG as its Independent Registered Public Accounting Firm

BEIJING, China, December 9, 2020 — UP Fintech Holding Limited, Inc. (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, announced that the Company engaged KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm, to replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“DTT”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee of its Board of Directors.

DTT has served as the Company’s independent registered public accounting firm since 2018, and the reports of DTT on the Company’s consolidated financial statements contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

The Company is working closely with DTT and KPMG to ensure a seamless transition.

The Company and the Audit Committee of its Board of Directors would like to express their sincere gratitude to DTT for its professionalism and quality of services rendered to the Company over the past years.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com